June 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mara Ransom, Assistant Director

James Allegretto, Senior Assistant Chief Accountant

Jason Niethamer, Assistant Chief Accountant

Scott Anderegg, Staff Attorney

Lilyanna Peyser, Special Counsel

Re:                             The Michaels Companies, Inc.

Registration Statement on Form S-1 (File No. 333-193000)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of The Michaels Companies, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 26, 2014, or as soon as possible thereafter.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated June 16, 2014 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated June 16, 2014, through the date hereof:

Preliminary Prospectus, dated June 16, 2014:

12,259 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,

J. P. MORGAN SECURITIES LLC
GOLDMAN, SACHS & CO.

As Representatives of the Several Underwriters

J. P. MORGAN SECURITIES LLC

By:		/s/ Jason Fournier
	Name:	Jason Fournier
	Title:	Managing Director

GOLDMAN, SACHS & CO.

By:		/s/ Michael Hickey
	Name:	Michael Hickey
	Title:	Managing Director

[Signature Page—Underwriters’ Acceleration Request]